UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ALCATEL-LUCENT USA INC.

ALCATEL LUCENT

(Name of Subject Companies)

Alcatel-Lucent USA Inc., as Issuer, and Alcatel Lucent, as Parent Guarantor

(Name of Filing Persons (identifying status as offeror, issuer or other person))

2.875% Series B Convertible Senior Debentures due 2025

(Title of Class of Securities)

549463AH0

(CUSIP Number of Class of Securities)

Alcatel-Lucent USA Inc.

Attn: Barbara Larsen

600 Mountain Avenue

Murray Hill, NJ 07974

(Name and address of agent for service)

(908) 582-8500

(Telephone number, including area code, of agent for service)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Proskauer Rose LLP

Lauren K. Boglivi, Esq. Eleven Times Square New York, NY 10036-8299 (212) 969-3000	Frank Zarb, Esq. 1001 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2533 (202) 416-6800

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$765,000,000	$104,346

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.875% Series B Convertible Senior Debentures due 2025, as described herein, is $1,000 per $1,000 principal amount outstanding. As of May 13, 2013, $765 million nominal aggregate principal amount of such Debentures was outstanding, resulting in an aggregate maximum purchase price of $765 million.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: $104,346	Filing Persons: Alcatel Lucent

Form or Registration No.: Schedule TO-I (File No. 005-51225)	Date Filed: May 14, 2013

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission by Alcatel-Lucent USA Inc. (formerly known as Lucent Technologies Inc.), a Delaware corporation (the “Company”) and a wholly owned subsidiary of Alcatel Lucent, a société anonyme organized under the laws of the Republic of France (the “Parent Guarantor”), and the Parent Guarantor on May 14, 2013, as amended by that Amendment No. 1 on May 23, 2013 (as amended, the “Schedule TO”).

Pursuant to the Indenture, dated as of June 4, 2003, between the Company and BNY Mellon (formerly known as The Bank of New York), as trustee, as amended and supplemented by each of the First Supplemental Indenture, dated as of June 4, 2003, the Second Supplemental Indenture, dated as of November 3, 2006 and the Third Supplemental Indenture, dated as of December 29, 2006 (as amended and supplemented, the “Indenture”), and the Company’s 2.875% Series B Convertible Senior Debentures due 2025 (the “Debentures”), which are fully and unconditionally guaranteed by the Parent Guarantor, the Company is filing the Schedule TO with respect to the right of each holder (each “Holder”) of the Debentures to sell and the obligation of the Company to purchase the Debentures, as set forth in the Notice of Offer to Purchase to Holders of 2.875% Series B Convertible Senior Debentures due 2025, dated May 14, 2013, as amended on May 23, 2013 (as amended hereby and as further amended or supplemented from time to time hereafter, the “Company Purchase Notice”).

Holders may tender their Debentures prior to 11:59 p.m., New York City time, on June 12, 2013.

The information set forth in the Schedule TO, including the Company Purchase Notice, is incorporated in this Amendment No. 2 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Company Purchase Notice or the Indenture, as applicable.

The Schedule TO is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 Through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Company Purchase Notice, are hereby amended as follows:

1)	The section entitled “Cautionary Note Regarding Forward-Looking Statements” is hereby amended by deleting the first sentence on page 4 of the Company Purchase Notice in its entirety.

2)	The section entitled “1. Information Concerning the Company” is hereby amended by adding the following paragraph as the final paragraph of the section:

“On May 29, 2013, at the extraordinary general meeting of shareholders of the Parent Guarantor, a resolution was adopted to decrease the nominal value of the ordinary shares of the Parent Guarantor from €2.00 per share to €0.05 per share. There is a 20-day period, which begins following the filing of the related resolution with the Paris Commercial Court, for creditors’ objections to the decrease in nominal value, which will end on June 18, 2013. If no creditors object, the capital reduction will be completed and effective on the expiry of the 20-day period and the Articles of Association of the Parent Guarantor will be amended accordingly. While this decrease in nominal value would decrease the Parent Guarantor’s share capital as of March 18, 2013 by €4,542,390,904.35, from €4,658,862,466 to €116,471,561.65, it will have no consequences on Holders and would not affect the number of shares constituting the Parent Guarantor’s share capital, the shareholders’ equity of the Parent Guarantor or the value of the Parent Guarantor’s assets.”

3)	The section entitled “6. Payment for Surrendered Debentures; Source and Amount of Funds” is hereby amended by deleting the last paragraph on page 11 of the Company Purchase Notice in its entirety and by adding the following as the final paragraph of the section:

“We have no current arrangements or plans in place to refinance or to prepay the Senior Secured Credit Facilities, except as required by the terms thereof, although we explore financing alternatives on a regular basis.”

Item 12. Exhibits.

The Exhibit Index appearing after the signature page to this Schedule TO is incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALCATEL-LUCENT USA INC.

By:	/s/ Barbara K. Larsen
Name:	Barbara K. Larsen
Title:	Vice President

ALCATEL LUCENT

By:	/s/ Paul Tufano
Name:	Paul Tufano
Title:	Chief Operating Officer and Chief Financial Officer

Dated: June 3, 2013

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Notice of Offer to Purchase to Holders of 2.875% Series B Convertible Senior Debentures due 2025, dated May 14, 2013.

(a)(1)(B)*	Press release, dated May 14, 2013, issued by the Company and the Parent Guarantor.

(b)	Credit and Guaranty Agreement, dated January 30, 2013, by and among the Company, as borrower, the Parent Guarantor, as parent and a guarantor, Alcatel-Lucent Holdings Inc., as holdings and a guarantor, Credit Suisse AG, as administration agent and collateral agent, Goldman Sachs Bank USA, as syndication agent, and the subsidiary guarantors and lenders from time to time party thereto (incorporated by reference to Exhibit 4.2 to the Parent Guarantor’s Annual Report on Form 20-F filed on March 12, 2013 (File No. 001-11130)).

(d)(1)	Indenture, dated June 4, 2003, by and between Lucent Technologies Inc. and the Bank of New York (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K dated June 4, 2003, as filed by Lucent Technologies Inc. on June 25, 2003 (File No. 001-11639)).

(d)(2)	First Supplemental Indenture, dated June 4, 2003, by and between Lucent Technologies Inc. and the Bank of New York (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K dated June 4, 2003, as filed by Lucent Technologies Inc. on June 25, 2003 (File No. 001-11639)).

(d)(3)	Second Supplemental Indenture, dated November 30, 2006, by and between Lucent Technologies Inc. and the Bank of New York (incorporated herein by reference to Exhibit 4.1.3 to our Post-Effective Amendment No. 2 to the Parent Guarantor’s Registration Statement on Form F-3, as filed on December 16, 2006 (File No. 333-138670)).

(d)(4)	Revised Form of Third Supplemental Indenture by and between Lucent Technologies Inc. and the Bank of New York (incorporated herein by reference to Exhibit 4.1.4 to our Post-Effective Amendment No. 2 to the Parent Guarantor’s Registration Statement on Form F-3, as filed on December 16, 2006 (File No. 333-138670)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.